Exhibit 20.1
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Release Date:  FOR IMMEDIATE RELEASE

Contact:       International Technology Corp.
               Phillip H. Ockelmann
               (310) 378-9933
               Sitrick And Company
               Jeffrey Lloyd
               (310) 788-2850

        Anthony J. DeLuca Named President and Acting CEO of International Technology Corporation

     Torrance, CA -- July 2, 1996 -- Anthony J. DeLuca, 49, has been named president and acting chief executive officer of International Technology Corporation (NYSE:ITX) ("IT"). Mr. DeLuca, who was also elected a director of the Company, has been a senior vice president and chief financial officer for the past six years. He succeeds Robert B. Sheh, who resigned as an officer and director to pursue other interests.

     Mr. DeLuca said that the Company plans to initiate a number of actions in the weeks ahead to better focus its resources and capabilities on its clients and markets. "These steps, which we have been formulating for quite some time, will balance long-range objectives with short-term realities.
We have considerable managerial talent within this Company, and it is my intention to streamline decision making to a far greater extent, thereby allowing IT to rationalize its delivery system, and to accelerate growth and diversification in existing and emerging markets, with the objective of providing added value to our clients," Mr. DeLuca said.

     "The continued sluggish commercial demand throughout the industry, combined with delays in the funding of major existing Department of Defense contracts, caused IT to announce on June 12, 1996 that its results for the first fiscal quarter ending June 28 would be below

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expectations.  Although revenues are expected to progressively increase throughout the year, it now appears likely that the Company will experience disappointing results in the second fiscal quarter and possibly in future fiscal quarters, as well, because of these continuing industry-widefac-tors," Mr. DeLuca said.

     "IT offers clients a broad range of technology-driven services and has demonstrated its unique capabilities to manage complex projects supported by a comprehensive, highly disciplined infrastructure. In my view, our associates have the technical depth and experience combined with unique project management skills to successfully compete with any firm in our industry. I am committed to lead our Company to better capitalize on our strengths, to better serve our clients and to maximize shareholder value," Mr. DeLuca said.

     IT chairman, E. Martin Gibson, said Mr. DeLuca's appointment not only reflects the significant contributions he has already made to the Company during his tenure as chief financial officer, but also the recognition that Mr. DeLuca possesses the broad business and leadership skills, with a strong systems development capability, required to guide the Company in today's challenging environment. Mr. Gibson added that he and Mr. DeLuca will jointly lead IT's ongoing efforts to pursue possible mergers, acquisitions, opportunities for capital infusion, or strategic alliances that will allow the Company to participate in the current environmental industry consolidation and further maximize shareholder value.

     "On February 6, 1996, IT announced that it had hired Donaldson, Lufkin & Jenrette and The Environmental Financial Consulting Group to advise the Company regarding a broad range of strategic alternatives to maximize shareholder value. These efforts are continuing," Mr. Gibson stated.

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     "Tony has played a crucial role in the strengthening and repositioning of our Company. He has been involved in nearly every aspect of the business. His contributions to the Company have far exceeded the tradition-al duties of a CFO. Both the Board and I have full and complete confidence in Tony's ability to assume a leadership role," Mr. Gibson said.

     Commenting on Mr. Sheh's departure, Mr. Gibson added, "Bob Sheh, in his nearly four years as CEO, made many positive contributions to the Company. We all wish him well in his future endeavors."

     Mr. DeLuca continued, "This has been a very difficult period for everyone in our industry. However, I believe the accomplishments of the past year, combined with the actions we intend to implement, which are highly focused on clients and markets, will energize our organization and position IT for the years ahead."

     Mr. DeLuca joined IT as chief financial officer in March 1990, after 20 years at the public accounting firm of Ernst & Young, where he had been a senior partner and a leader within the firm's National Engineering and Construction Industry Group.

     Except for the historical information contained herein, the matters discussed in this news release are forward looking statements that involve risks and uncertainties, including, but not limited to, the projected financial results for fiscal 1997 and industry wide market factors affecting both commercial and governmental sector business.

     International Technology Corporation, based in Torrance, California, is a leading environmental management company providing services to government and industry. The Company's common stock and depositary shares are traded on the New York Exchange under the symbols ITX and ITX pr, respectively.
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